FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of March 2003
                             (28 March 2003)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Press release of British Sky Broadcasting Group plc
               announcing Director Shareholding released on 28 March, 2003.




Notification to British Sky Broadcasting Group plc ("BSkyB") of Director's Interest

BSkyB announces pursuant to and in satisfaction of its obligations under paragraphs 16.13(c) and 16.14 of the UKLA's Listing Rules that it has received the following notification made by its Chairman, Mr K. Rupert Murdoch:-

On March 21, 2003, Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and other initial purchasers purchased from News Corporation Finance Trust II ("NCFT") 1,500,000 0.75% Senior Exchangeable BUCS ("BUCS") (representing US$1,500,000 original liquidation preference), exchangeable into the ordinary shares of BSkyB or the cash value thereof (at the election of The News Corporation Limited ("News Corp.")) and guaranteed on a senior basis by News Corp. In addition, Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. exercised an option to purchase an additional 125,000 BUCS on March 25, 2003.

Should all of the BUCS be exchanged pursuant to their terms, and should News Corp. elect to satisfy such exchanges by means of the delivery of BSkyB ordinary shares, an aggregate of up to 125,271,250 ordinary shares of BSkyB may be delivered pursuant to this transaction, based on an exchange ratio of 77.07 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS.

Approximately 30% of the Ordinary Shares of News Corp. are owned by (I) Mr. Murdoch (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities, and (iii) corporations, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. Mr. Murdoch does not have any personal interest in the transaction except by virtue of the ownership described herein.

For further information, please contact:

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Tel: 020 7705 3000




END

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 28 March, 2003                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary